FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 24 November 2014, London UK - LSE Announcement

Publication of Circular and Notice of General Meeting relating to the proposed major transaction with Novartis

On 22 April 2014, GlaxoSmithKline plc (the "Company", "GSK") announced a major three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses (the "Transaction").

The proposed Transaction would substantially strengthen two of our core businesses in vaccines and consumer healthcare and creates significant new options to increase value for shareholders.

It is the most significant transaction for the Company since the creation of GSK in 2000 and is a major step towards fulfilling the Company's strategy of creating a simpler, stronger and more balanced platform for long-term growth.

The Company today announces that a circular to shareholders and notice of general meeting relating to the Transaction (the "Circular") has been published and is available for viewing on the company's website, http://gsk.com/en-gb/investors/shareholder-information/general-meeting

The Circular contains a notice convening a general meeting to be held at 10:30 GMT on 18 December 2014 (the "General Meeting") to consider and, if thought fit, approve the Transaction. The General Meeting will be held at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD.

The Circular will be posted or made available to the Company's shareholders shortly, together with the form of proxy for the General Meeting. Copies of the Circular and form of proxy have been submitted to the National Storage Mechanism and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM, in compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority.

The Transaction remains conditional on, among other things, the approval of the Company's shareholders at the General Meeting and is expected to complete in H1 2015. Further details of the Transaction are set out in the Circular.

V A Whyte
Company Secretary

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+ 44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 3289	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Information regarding forward-looking statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates as well as those of the Novartis businesses that are the subject of the transaction. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. The same applies in respect of the Novartis Businesses that are the subject of the transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. You should specifically consider the factors identified in this document, in addition to the risk factors that may affect GSK's operations which are described under "Risk Factors" in the Company's 2013 Annual Report on Form 20-F, which could cause actual results to differ before making any decision in relation to the Transaction as well as those of the Novartis businesses that are the subject of the transaction. Subject to the requirements of the FCA, the London Stock Exchange, the Listing Rules and the Disclosure and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 24, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc